SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 22, 2004

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

16483 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated October 22, 2004, regarding its Third Quarter Report 2004.

Third quarter report 2004 October 22, 2004

Ericsson reports continued solid performance

Third quarter summary

•	Net sales SEK 31.8 (28.0) b., nine months SEK 92.5 (81.5) b.

•	Gross margin 47.1% (35.9%)1)

•	Operating margin 22.7% (5.2%)2)

•	Income after financial items SEK 7.0 (1.1) b.2)

•	Net income SEK 4.8 (-3.9) b., nine months SEK 13.0 (-11.0) b.

•	Earnings per share SEK 0.30 (-0.25), nine months SEK 0.82 (-0.69)

	Third quarter				Second quarter
SEK b.	2004	2003		Change	2004		Change
Orders booked, net	29.0	28.1		3%	33.1		-13%
Net sales	31.8	28.0		14%	32.6		-2%
Gross margin (%)	47.1%	35.9	%1)	—	47.8%		—
Operating income	7.2	1.5[2]	)	—	7.7[3]	)	—
Income after financial items	7.0	1.1[2]	)	—	7.8[3]	)	—
Net income	4.8	-3.9		—	5.3		—
Earnings per share	0.30	-0.25		—	0.33		—
Cash flow before financing activities	5.2	9.1		—	4.3		—

1)	Adjusted for restructuring charges in the third quarter 2003 SEK 1.1 b.
2)	Adjusted for restructuring charges in the third quarter 2003, net, SEK 5.4 b.
3)	Includes positive non-recurring effect of SEK 0.3 b.

Net sales in the quarter grew by 14% year-over-year to SEK 31.8 (28.0) b. and were slightly down sequentially mainly due to seasonality but also the gradually abating effect of operators’ catch up spending. Currency exchange effects negatively impacted sales by 6% year-over-year. Orders booked in the quarter grew by 3% year-over-year to SEK 29.0 (28.1) b. and was down sequentially.

Gross margin was 47.1% (35.9%) compared to 47.8% in the second quarter. Income after financial items was SEK 7.0 (1.1) b. compared to SEK 7.5 b. excluding the non-recurring positive effect of SEK 0.3 b. in the second quarter. Net currency exchange effects, compared to rates one year ago, have had a negative impact of SEK -1.0 b. on operating income in the quarter.

Cash flow before financing was SEK 5.2 (9.1) b., compared to SEK 4.3 b. the previous quarter. Work in progress has increased due to higher business activities. The financial position improved, with a net of financial assets and liabilities, i.e. net cash, of SEK 36.8 (20.5) b.

CEO COMMENTS

“We are proud to report continued solid performance,” says Carl-Henric Svanberg, president and CEO of Ericsson. “Through leveraging our industry leadership we are experiencing good progress throughout the world and across technologies. Understanding of consumer needs, technology leadership and responsiveness to our customers, will be key to further reinforce our leading position.

We continue to see healthy margin levels and strong results. This is a tribute to our employees’ ever-present focus on serving the needs of our customers and delivering operational excellence. It is our ambition to continue to deliver best in class margins.

Consumer convenience is crucial for our industry’s future development. Consumers want personal, reliable and easy-to-use services with broadband capabilities in both the fixed and mobile environment. Converging technologies will enable seamless services regardless of access method. Our ability to provide end-to-end solutions, cutting-edge infrastructure, handset technology and network integration, will be key to success.

Ericsson’s 3G Evolved, with HSDPA-capabilities, is a cornerstone in providing mobile broadband for richer consumer experiences. Our strong position in 3G and technology leadership has enabled us to take an early lead in HSDPA.

We are enjoying the benefits of our restructuring which enabled us to increase our focus on future growth areas. We are well positioned for profitable growth and continued market leadership,” concludes Carl-Henric Svanberg.

MARKET VIEW

The underlying growth drivers remain solid. Voice and data traffic is increasing steadily as a result of new services as well as the introduction of more efficient technology. Revenue growth via new services and increased usage is in focus for operators. Net subscriber additions continue at a high level.

Europe continues to show strong development as a result of continued 3G roll out and GSM capacity enhancements. Spending on WCDMA radio networks is quickly catching up with GSM in Western Europe. Operators’ more aggressive tariffing strategies add to the market dynamic. In Russia, Central Europe, Middle East and Africa the activity level is high with several new networks being rolled out and strong subscriber growth.

The Asia Pacific region continues to develop well with increasing usage and subscriber growth. Minutes of use per mobile subscriber are increasing steadily with India and China presently showing double the European levels. Japan is in the lead in 3G deployments and is experiencing strong subscriber take up and dramatic increases in data usage.

The North American market continues to show healthy development with increasing focus on quality of service. The Cingular/AWS merger regulatory process continues to affect the market. Latin America, where operator consolidation has taken place, now shows strong growth. The development is particularly encouraging in Brazil and Mexico with improving GSM coverage and capacity expansions.

During the quarter, nine new WCDMA networks were commercially launched, reaching a total of 45. During the quarter the number of WCDMA subscriptions grew from approximately 7 million to more than 10 million. The number of CDMA2000 1xEV-DO subscriptions has now reached more than 9 million.

Worldwide subscription penetration is 25% with a total of 1.6 billion subscriptions, of which more than 1.1 billion are in GSM. The global number of subscriptions could pass 2 billion already during 2006 and is expected to pass 2.5 billion by 2009.

OUTLOOK

The traffic growth in the world’s mobile networks should generate a slight to moderate growth in the global mobile systems market 2004. In addition to this underlying growth there is an effect from operators catching up on previous years’ limited investments. This effect has started to abate and we expect the market to gradually return to a more normal growth pattern.

The temporary catch up effect inflates the total mobile systems market growth in 2004. Therefore, compared to total growth in 2004, we expect the global market for mobile systems to show slight growth in 2005. Excluding this catch up effect in 2004, we estimate a moderate underlying market growth in 2005.

We maintain our view that the addressable market for professional services is expected to continue to show good growth.

All estimates are measured in USD and refer to market growth compared to previous year.

With our technology leadership and global presence we are well positioned to take advantage of these market opportunities.

CONSOLIDATED ACCOUNTS

FINANCIAL REVIEW

All comparative numbers are stated excluding restructuring charges.

Income

Orders booked were SEK 29.0 (28.1) b., an increase of 3% year-over-year, driven by strong development in Latin America, Central Europe, Middle East and Africa as well as South East Asia. India shows particularly exciting development during the year with significantly strengthened market leadership. Sequentially, orders booked decreased mainly reflecting temporarily lower bookings in China as well as the continued effect of operator consolidation in North America. Third quarter orders also reflect an SEK -0.8 b. order adjustment in Costa Rica.

Sales were SEK 31.8 (28.0) b., an increase of 14% year-over-year, reflecting good performance in Latin America, Europe and Africa. Currency exchange effected sales negatively by 6%. Sequentially, sales decreased slightly by 2%.

Gross margin decreased sequentially by 0.7 percentage points to 47.1% (35.9%).

Operating expenses amounted to SEK 8.9 (9.4) b. as a result of reductions in headcount and lower IS/IT related costs. This item also includes an increase in customer financing risk provisions by SEK 0.4 b.

Other operating revenues declined sequentially from SEK 0.8 b. to SEK 0.5 b. This item also includes revenues from IPR licensing that shows stable development.

Operating income was SEK 7.2 (1.5) b. compared to SEK 7.4 b., excluding a non-recurring positive effect of SEK 0.3 b., in the second quarter. Operating margin was 22.7% (5.2%). Income after financial items was SEK 7.0 (1.1) b. compared to SEK 7.8 b. in the second quarter. Net effects of currency exchange differences on operating income compared to the rates one year ago were SEK -1.0 b. in the quarter. Excluding effects from currency hedging the effects would have been SEK -0.5 b.

Financial net has been negatively affected by SEK 0.2 b. due to the repurchase of bonds.

Net income was SEK 4.8 (-3.9) b. for the quarter.

Earnings per share were SEK 0.30 (-0.25).

The number of employees amounted to 50,300 (53,400) at the end of the quarter of which 21,800 (25,200) are in Sweden.

Balance sheet and financing

Numbers within brackets indicate year-end 2003.

The financial position remained strong with net of financial assets and debt, i.e. net cash, at SEK 36.8 (27.0) b. compared to SEK 31.7 b. at the end of the second quarter 2004. Cash was reduced by SEK 5.4 b. sequentially to SEK 72.6 (73.2) b.

Debt has been reduced by SEK 10.5 b. through repayment of maturing debt as well as repurchase of bonds.

Days sales outstanding (DSO) for trade receivables remained flat at 88 (79) days. Inventory, including work in progress, increased by SEK 1.7 b. sequentially to SEK 16.5 (11.0) b., due to the higher business activity. Inventory turnover was 4.8 (6.1), down sequentially from 5.1.

Gross customer financing exposure increased sequentially by SEK 0.4 b. to SEK 9.8 (12.3) b. Net customer financing credits on balance sheet increased sequentially by SEK 0.4 b. to SEK 3.4 (4.0) b.

The equity ratio was 40.9% (34.4%) compared to 37.5% at the end of the previous quarter.

Cash flow

Cash flow from operations remained strong at SEK 6.5 (9.9) b. Cash flow before financing activities amounted to SEK 5.2 (9.1) b. Cash flow from investing activities was SEK -1.3 (-0.8) b. net. The cash flow was negatively affected by increased work in progress as a result of the higher business activity.

Payment readiness decreased sequentially by SEK -1.1b. to SEK 82.0 (71.4) b.

Cash outlays of SEK 5.0 b., with regard to restructuring, are expected during 2004. Of this SEK 1.1b. was paid in the third quarter.

SEGMENT RESULTS

SYSTEMS

	Third quarter				Second quarter
SEK b.	2004	2003		Change	2004	Change
Orders booked	27.4	26.5		3%	31.2	-12%
Mobile Networks	22.8	21.5		6%	25.5	-10%
Fixed Networks	0.7	1.5		-56%	1.1	-38%
Professional Services	3.9	3.5		11%	4.6	-16%
Net sales	29.6	25.9		14%	30.4	-2%
Mobile Networks	23.8	19.8		20%	24.3	-2%
Fixed Networks	1.0	1.7		-39%	1.1	-9%
Professional Services	4.8	4.4		9%	5.0	-4%
Operating income	6.5	1.4	1)	—	6.3	—
Operating margin (%)	22%	5	%1)	—	21%	—

1)	Adjusted for restructuring charges in the third quarter 2003, net, SEK 4.2 b.

Systems orders increased year-over-year by 3% to SEK 27.4 (26.5) b. and decreased sequentially. Systems sales increased 14% year-over-year and decreased sequentially by 2%.

The growth in the GSM/WCDMA track year-over-year is approximately 25%. WCDMA equipment and associated network rollout services share of total Mobile Networks sales has increased to 15% and of radio access sales 32% were WCDMA/EDGE related.

Sales development within Professional Services was favorable during the quarter and grew 15% year-over-year in local currencies and now represents approximately 16% of total Systems sales. Bookings fluctuate between quarters and the overall development and portfolio build up is encouraging.

OTHER OPERATIONS

	Third quarter				Second quarter
SEK b.	2004	2003		Change	2004	Change
Orders booked	2.5	2.0		25%	2.7	-9%
Net sales	2.8	2.5		13%	2.8	1%
Operating income	0.3	0.1	1)	—	0.6	—
Operating margin (%)	9%	5	%1)	—	20%	—

1)	Adjusted for restructuring charges in the third quarter 2003 SEK 1. 1b.

Orders booked increased year-over-year but decreased sequentially. Sales were up both year-over-year and sequentially. The decrease in operating income for Other operations is attributable to completing agreed redundancy activities in Ericsson Microwave Systems.

SONY ERICSSON MOBILE COMMUNICATIONS

Sony Ericsson Mobile Communications (Sony Ericsson) reported continued growth in sales and profit. Sales increased by 29% year-over-year and net income improved significantly for the same period. Ericsson’s share in Sony Ericsson’s income after financial items was SEK 0.6 b. compared to SEK 0.5 b. in the previous quarter.

Units shipped in the quarter reached 10.7 million, a 51% increase compared to the same period last year, reflecting an enhanced portfolio with the launch of new products such as the first GSM mega pixel camera phone and a second 3G UMTS handset. Average selling price (ASP) increased sequentially in line with company expectation due to new mid and high-end Japanese and GSM products beginning to ship.

Transactions with Sony Ericsson Mobile Communications

SEK m.	Third quarter 2004	Third quarter 2003	Nine months 2004	Nine months 2003
Sales to Sony Ericsson	166	534	1,065	2,044
Royalty from Sony Ericsson	157	145	467	355
Purchases from Sony Ericsson	51	590	465	1,343
Shareholder contribution	—	—	—	1,384
Receivables from Sony Ericsson	265	249	265	249
Liabilities to Sony Ericsson	9	495	9	495

PARENT COMPANY INFORMATION

Net sales for the nine months period amounted to SEK 1.2 (1.3) b. and income after financial items was SEK 7.6 (3.5) b. Restructuring costs are excluded in income after financial items for 2003.

Major changes in the company’s financial position for the nine months period include decreased investments in subsidiaries of SEK 13.0 b. and increased short- and long-term receivables from subsidiaries of SEK 14.4 b. Notes and bond loans decreased by SEK 9.8 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 67.1 (68.4) b.

In accordance with the conditions of the Stock Purchase Plans and Option Plans for Ericsson employees, 1,029,239 shares from treasury stock were sold or distributed to employees during the third quarter. The holding of treasury stock at September 30, 2004, was 301,862,534 Class B shares.

OTHER INFORMATION

With reference to the previously announced public cash offer for the 28.44% of the shares in Ericsson’s Italian subsidiary, Ericsson S.p.A, not already owned by Ericsson, Ericsson now owns more than 90% of the shares in Ericsson S.p.A. As a consequence, Ericsson is obliged to launch a residual tender offer on all the floating shares issued by Ericsson S.p.A. Upon completion of this process, and in accordance with Borsa Italia regulation, Ericsson S.p.A will be delisted.

In accordance with the decision by the extraordinary general meeting on August 31, 2004, the process of changing the difference in voting rights between A and B shares in Ericsson has commenced. Following the change in voting rights each A share confers to one vote and each B share confers one tenth of a vote. After the end of the quarter, as announced on October 5, shareholders in Ericsson have in the first conversion round tendered 265,519,834 B-shares for conversion to the same number of A-shares, which means that 40,46% of the conversion rights have been used for conversion. As a result of the first conversion round, the total number of shares in Ericsson is now 921,738,474 A-shares and 15,210,520,204 B-shares. The A-shares are now representing 37.7% of the voting rights in Ericsson and the B-shares are representing 62.3% of the voting rights.

Stockholm, October 22, 2004

Carl-Henric Svanberg

President and CEO

Date for next report: February 10, 2005

AUDITORS’ REPORT

We have reviewed the report for the nine-month period ended September 30, 2004, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements for interim reports in the Annual Accounts Act.

Stockholm, October 22, 2004

Bo Hjalmarsson	Peter Clemedtson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the Annual Report.

To read the full report, please go to: http://www.ericsson.com/investors/financial_reports/2004/9month04-en.pdf

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 8 719 4044

E-mail: investor.relations@ericsson.com or press.relations@ericsson.com

Investors

Gary Pinkham, Vice President, Investor Relations

Phone: +46 8 719 0000; E-mail: investor.relations@ericsson.com

Lotta Lundin, Investor Relations

Phone: +46 8 719 6553; E-mail: investor.relations@ericsson.com

Glenn Sapadin, Investor Relations

Phone: +1 212 843 8435; E-mail: investor.relations@ericsson.com

Media

Pia Gideon, Vice President, Market and External Communications

Phone: +46 8 719 2864, +46 70 519 8903; E-mail: press.relations@ericsson.com

Ase Lindskog, Director, Head of Media Relations

Phone: +46 8 719 9725, +46 730 244 872; E-mail: press.relations@ericsson.com

Ola Rembe, Director, Media Relations

Phone: +46 8 719 9727, +46 730 244 873; E-mail: press.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)

Org. number: 556016-0680

Torshamnsgatan 23

SE-164 83 Stockholm

Phone: +46 8 719 00 00

www.ericsson.com

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Jul - Sep			Jan - Sep
SEK million	2004	2003	Change	2004	2003	Change
Net sales	31,836	28,039	14%	92,542	81,511	14%
Cost of sales	-16,849	-19,084	-12%	-49,413	-56,957	-13%

Gross margin	14,987	8,955		43,129	24,554

Research and development and other technical expenses	-5,153	-6,846	-25%	-14,674	-19,827	-26%
Selling expenses	-2,377	-3,354	-29%	-6,852	-10,888	-37%
Administrative expenses	-1,388	-3,423	-59%	-5,315	-7,069	-25%

Operating expenses	-8,918	-13,623	-35%	-26,841	-37,784	-29%

Other operating revenues and costs	492	431		1,467	540
Share in earnings of JV and associated companies	654	247		1,709	-860

Operating income	7,215	-3,990		19,464	-13,550

Financial income	966	741	30%	2,885	2,755	5%
Financial expenses	-1,163	-1,064	9%	-3,205	-3,138	2%

Income after financial items	7,018	-4,313		19,144	-13,933

Taxes	-2,218	400		-5,911	3,067
Minority interest	-36	-33		-186	-120

Net income	4,764	-3,946		13,047	-10,986

Other information
Average number of shares, basic (million)	15,830	15,823		15,828	15,822
Earnings per share, basic (SEK)	0.30	-0.25		0.82	-0.69
Earnings per share, diluted (SEK)	0.30	-0.25		0.82	-0.69

NOTE1
Restructuring costs, net	—	-5,449		—	-12,441

Total	—	-5,449		—	-12,441
-of which in
Cost of sales	—	-1,111		—	-4,020
Operating expenses	—	-4,176		—	-7,831
Other operating revenues and costs	—	-162		—	-325
Share in earnings of JV and associated companies / Phones	—	—		—	-265

NOTE 2
Key measurements, excluding restructuring costs
Net sales	31,836	28,039		92,542	81,511
Gross margin	14,987	10,066		43,129	28,574
- as percentage of net sales	47.1%	35.9%		46.6%	35.1%
Operating expenses	-8,918	-9,447		-26,841	-29,953
- as percentage of net sales	28.0%	33.7%		29.0%	36.7%
Other operating revenues and costs	492	593		1,467	865
Share in earnings of JV and assoc. companies	654	247		1,709	-595

Operating income	7,215	1,459		19,464	-1,109

Operating margin (%)	22.7%	5.2%		21.0%	-1.4%
Income after financial items	7,018	1,136		19,144	-1,492

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Sep 30 2004	Dec 31 2003	Sep 30 2003
ASSETS

Fixed assets
Intangible assets
Capitalized development expenses	4,548	4,784	4,408
Goodwill	5,813	5,739	6,231
Other	700	687	716

Tangible assets	5,743	6,505	6,400

Financial assets
Equity in JV and associated companies	3,992	2,970	2,662
Other investments	547	433	548
Long-term customer financing	2,222	3,027	3,041
Deferred tax assets	23,213	27,130	28,875
Other long-term receivables	1,267	1,342	1,802

	48,045	52,617	54,683

Current assets
Inventories	16,451	10,965	11,381

Receivables
Accounts receivable - trade	31,031	31,886	29,047
Short-term customer financing	1,194	979	1,296
Other receivables	10,923	12,718	17,161

Short-term cash investments, cash and bank	72,608	73,207	69,552

	132,207	129,755	128,437

Total assets	180,252	182,372	183,120

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Stockholders’ equity	72,481	60,481	60,860

Minority interest in equity of consolidated subsidiaries	1,164	2,299	2,239

Provisions
Pensions	10,358	8,005	11,581
Other provisions	25,775	28,063	23,470

	36,133	36,068	35,051

Long-term liabilities	24,851	29,772	28,124

Current liabilities
Interest-bearing liabilities	2,335	9,509	10,448
Accounts payable	9,924	8,895	8,568
Other current liabilities	33,364	35,348	37,830

	45,623	53,752	56,846

Total stockholders’ equity, provisions and liabilities	180,252	182,372	183,120

Of which interest-bearing provisions and liabilities	35,813	46,209	49,018
Net cash	36,795	26,998	20,534

Assets pledged as collateral	7,716	8,023	7,631
Contingent liabilities	1,784	2,691	3,003

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Jul - Sep		Jan - Sep		Jan - Dec
SEK million	2004	2003	2004	2003	2003
Net income	4,764	-3,946	13,047	-10,986	-10,844
Adjustments to reconcile net income to cash	2,651	455	6,089	2,227	6,387

	7,415	-3,491	19,136	-8,759	-4,457
Changes in operating net assets
Inventories	-1,847	1,106	-5,483	2,038	2,286
Customer financing, short-term and long-term	-441	5,273	785	8,220	7,999
Accounts receivable	617	882	1,033	7,680	4,131
Other	765	6,150	721	9,006	12,908

Cash flow from operating activities	6,509	9,920	16,192	18,185	22,867

Product development	-330	-458	-792	-1,731	-2,359
Other investing activities	-1,002	-357	-3,044	-1,556	-1,053

Cash flow from investing activities	-1,332	-815	-3,836	-3,287	-3,412

Cash flow before financing activities	5,177	9,105	12,356	14,898	19,455

Dividends paid	-142	-192	-152	-209	-206
Other equity transactions	2	3	9	5	8
Other financing activities	-10,361	-1,453	-13,056	-10,988	-11,726

Cash flow from financing activities	-10,501	-1,642	-13,199	-11,192	-11,924

Effect of exchange rate changes on cash	-71	-269	244	-368	-538

Net change in cash	-5,395	7,194	-599	3,338	6,993

Cash and cash equivalents, beginning of period	78,003	62,358	73,207	66,214	66,214

Cash and cash equivalents, end of period	72,608	69,552	72,608	69,552	73,207

CHANGES IN STOCKHOLDERS’ EQUITY

SEK million	Jan-Sep 2004	Jan-Dec 2003	Jan-Sep 2003
Opening balance	60,481	73,607	73,607
Effect of changed accounting principle	-1,275	—	—

Opening balance in accordance with new accounting principle	59,206	73,607	73,607
Stock issue, net	—	158	158
Sale of own shares	9	8	5
Stock Purchase and Option Plans	103	151	125
Repurchase of own stock	—	-158	-158
Changes in cumulative translation effects due to changes in foreign currency exchange rates	116	-2,444	-1,891
Adjustment of cost for stock issue 2002	—	3	—
Net income	13,047	-10,844	-10,986

Closing balance	72,481	60,481	60,860

ERICSSON

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2003				2004
SEK million	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net sales	25,859	27,613	28,039	36,227	28,111	32,595	31,836
Cost of sales	-18,862	-19,011	-19,084	-21,944	-15,544	-17,020	-16,849

Gross margin	6,997	8,602	8,955	14,283	12,567	15,575	14,987

Research and development and other technical expenses	-6,897	-6,084	-6,846	-7,309	-4,792	-4,729	-5,153
Selling expenses	-3,449	-4,085	-3,354	-4,227	-2,232	-2,243	-2,377
Administrative expenses	-1,804	-1,842	-3,423	-1,693	-1,710	-2,217	-1,388

Operating expenses	-12,150	-12,011	-13,623	-13,229	-8,734	-9,189	-8,918

Other operating revenues and costs	-86	195	431	1,001	164	811	492
Share in earnings of JV and assoc. companies	-742	-365	247	256	517	538	654

Operating income	-5,981	-3,579	-3,990	2,311	4,514	7,735	7,215

Financial income	1,164	850	741	1,240	932	987	966
Financial expenses	-1,218	-856	-1,064	-1,721	-1,133	-909	-1,163

Income after financial items	-6,035	-3,585	-4,313	1,830	4,313	7,813	7,018

Taxes	1,847	820	400	-1,607	-1,243	-2,450	-2,218
Minority interest	-124	37	-33	-81	-77	-73	-36

Net income	-4,312	-2,728	-3,946	142	2,993	5,290	4,764

Other information

Average number of shares, basic (million)	15,820	15,822	15,823	15,825	15,749	15,829	15,830
Earnings per share, basic (SEK)	-0.27	-0.17	-0.25	0.01	0.19	0.33	0.30
Earnings per share, diluted (SEK)	-0.27	-0.17	-0.25	0.01	0.19	0.33	0.30

NOTE 1
Restructuring costs, net	-3,193	-3,799	-5,449	-4,022	—	—	—

Total	-3,193	-3,799	-5,449	-4,022	—	—	—

-of which in
Cost of sales	-1,813	-1,096	-1,111	-770	—	—	—
Operating expenses	-1,359	-2,296	-4,176	-3,145	—	—	—
Other operating revenues and costs	-21	-142	-162	-20	—	—	—
Share in earnings of JV and associated companies / Phones	—	-265	—	-87	—	—	—

NOTE 2

Key measurements, excluding restructuring costs
Net sales	25,859	27,613	28,039	36,227	28,111	32,595	31,836

Gross margin	8,810	9,698	10,066	15,053	12,567	15,575	14,987

- as percentage of net sales	34.1%	35.1%	35.9%	41.6%	44.7%	47.8%	47.1%
Operating expenses	-10,791	-9,715	-9,447	-10,084	-8,734	-9,189	-8,918
- as percentage of net sales	41.7%	35.2%	33.7%	27.8%	31.1%	28.2%	28.0%

Other operating revenues and costs	-65	337	593	1,021	164	811	492

Share in earnings of JV and assoc. companies	-742	-100	247	343	517	538	654

Operating income	-2,788	220	1,459	6,333	4,514	7,735	7,215
Operating margin (%)	-10.8%	0.8%	5.2%	17.5%	16.1%	23.7%	22.7%

Income after financial items	-2,842	214	1,136	5,852	4,313	7,813	7,018

ACCOUNTING POLICIES AND REPORTING

ACCOUNTING POLICIES

Interim reports are prepared in accordance with RR20 “Interim Financial Reporting.”

CHANGED ACCOUNTING POLICIES AND REPORTING IN 2004

RR29 “Employee Benefits”, which is based on IAS 19 “Employee Benefits” issued by International Accounting Standards Committee (“IASC”), has been adopted as from January 1, 2004. When applying RR 29, defined benefit plans for pensions and other post-employment benefits are accounted for using consistent principles. Prior to 2004, such plans have been accounted for by using local principles for each country in the consolidated accounts. The effect of this standard is mainly a change in timing of pension costs compared to previous principles, so that pension costs for future salary increases are estimated and recognized during the service period. In accordance with the transition rules, a transition liability was determined as of 1 January 2004. This transition liability exceeded the liability for pensions recognized per December 31, 2003 in accordance with earlier principles and the net effect of the change in accounting principles at adoption has in accordance with RR29 been charged to stockholders’ equity. The one-time effect of adopting RR29 was an increase of the pension liability as of January 1, 2004, by SEK 1.8 billion. The effect on equity, net after taxes, was SEK 1.3 billion. RR29 has not had material impact on reported Net Income or Earnings Per Share.

The company has chosen to follow the guidance of the draft interpretation URA43 “Accounting for particular social taxes and wealth tax” issued by The Swedish Accounting Standards Council.

INTERNATIONAL FINANCIAL REPORTING STANDARDS 2005

From 2005, Ericsson will be required to report according to IFRS. An internal project is underway to identify differences between current GAAP and what changes will be necessary. The company is in the process of evaluating the impact. It is expected that IAS 39 regarding financial instruments, IFRS 3 Business combinations and IAS 38 Intangible Assets will be the standards with the largest impact.

REPORTING

CHANGED DEFINITIONS COMPARED TO PREVIOUS ANNUAL REPORT

Items affecting comparability

During 2003 restructuring costs, non-operational capital gains/losses and capitalization of development expenses were reported as items affecting comparability. Due to the immateriality of the non-operational capital gains/losses for 2003 and the fact that the capitalization of development expenses are no longer, per se, affecting comparability, these items are no longer reported as items affecting comparability.

ORDERS BOOKED BY SEGMENT BY QUARTER

SEK million

	2003				2004
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	24,996	26,336	26,518	27,592	31,107	31,191	27,369
- Mobile Networks	17,475	20,020	21,508	20,455	24,944	25,457	22,800
- Fixed Networks	1,990	1,724	1,513	1,128	1,173	1,081	670
Total Network Equipment	19,465	21,744	23,021	21,583	26,117	26,538	23,470
- Of which Network Rollout	2,542	2,000	2,025	2,153	2,705	3,226	2,581
Professional Services	5,531	4,592	3,497	6,009	4,990	4,653	3,899
Other Operations	2,587	2,312	1,963	2,330	2,384	2,703	2,454
Less: Intersegment Orders	-523	-300	-353	-458	-477	-782	-857

Total	27,060	28,348	28,128	29,464	33,014	33,112	28,966

	2003				2004
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	-12%	5%	1%	4%	13%	0%	-12%
- Mobile Networks	-16%	15%	7%	-5%	22%	2%	-10%
- Fixed Networks	4%	-13%	-12%	-25%	4%	-8%	-38%
Total Network Equipment	-15%	12%	6%	-6%	21%	2%	-12%
- Of which Network Rollout	-37%	-21%	1%	6%	26%	19%	-20%
Professional Services	-3%	-17%	-24%	72%	-17%	-7%	-16%
Other Operations	1%	-11%	-15%	19%	2%	13%	-9%
Less: Intersegment Orders	30%	-43%	18%	30%	4%	64%	10%

Total	-12%	5%	-1%	5%	12%	0%	-13%

	2003				2004
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	-34%	-16%	48%	-3%	24%	18%	3%
- Mobile Networks	-40%	-13%	73%	-2%	43%	27%	6%
- Fixed Networks	-26%	-42%	-14%	-41%	-41%	-37%	-56%
Total Network Equipment	-39%	-16%	62%	-5%	34%	22%	2%
- Of which Network Rollout	-46%	-49%	44%	-46%	6%	61%	27%
Professional Services	-2%	-14%	-7%	5%	-10%	1%	11%
Other Operations	-47%	-52%	-37%	-9%	-8%	17%	25%
Less: Intersegment Orders	-25%	-61%	-31%	14%	-9%	161%	143%

Total	-35%	-20%	37%	-4%	22%	17%	3%

	2003				2004
Year to Date	0303	0306	0309	0312	0403	0406	0409
Systems	24,996	51,332	77,850	105,442	31,107	62,298	89,667
- Mobile Networks	17,475	37,495	59,003	79,458	24,944	50,401	73,201
- Fixed Networks	1,990	3,714	5,227	6,355	1,173	2,254	2,924
Total Network Equipment	19,465	41,209	64,230	85,813	26,117	52,655	76,125
- Of which Network Rollout	2,542	4,542	6,567	8,720	2,705	5,931	8,512
Professional Services	5,531	10,123	13,620	19,629	4,990	9,643	13,542
Other Operations	2,587	4,899	6,862	9,192	2,384	5,087	7,541
Less: Intersegment Orders	-523	-823	-1,176	-1,634	-477	-1,259	-2,116

Total	27,060	55,408	83,536	113,000	33,014	66,126	95,092

	2003				2004
YTD year over year change	0303	0306	0309	0312	0403	0406	0409
Systems	-34%	-25%	-10%	-9%	24%	21%	15%
- Mobile Networks	-40%	-28%	-9%	-7%	43%	34%	24%
- Fixed Networks	-26%	-34%	-29%	-32%	-41%	-39%	-44%
Total Network Equipment	-39%	-29%	-11%	-10%	34%	28%	19%
- Of which Network Rollout	-46%	-47%	-35%	-38%	6%	31%	30%
Professional Services	-2%	-8%	-8%	-4%	-10%	-5%	-1%
Other Operations	-47%	-50%	-46%	-40%	-8%	4%	10%
Less: Intersegment Orders	-25%	-44%	-40%	-31%	-9%	53%	80%

Total	-35%	-28%	-14%	-12%	22%	19%	14%

NET SALES BY SEGMENT BY QUARTER

SEK million

	2003				2004
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	23,961	25,224	25,907	33,574	26,092	30,380	29,627
- Mobile Networks	17,643	18,949	19,826	25,635	21,081	24,241	23,773
- Fixed Networks	1,898	2,177	1,670	2,220	896	1,129	1,027
Total Network Equipment	19,541	21,126	21,496	27,855	21,977	25,370	24,800
- Of which Network Rollout	2,577	2,532	2,791	3,213	2,205	2,490	2,648
Professional Services	4,420	4,098	4,411	5,719	4,115	5,010	4,827
Other Operations	2,363	2,534	2,508	3,174	2,449	2,806	2,828
Less: Intersegment Sales	-465	-145	-376	-521	-430	-591	-619

Total	25,859	27,613	28,039	36,227	28,111	32,595	31,836

	2003				2004
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	-28%	5%	3%	30%	-22%	16%	-2%
- Mobile Networks	-28%	7%	5%	29%	-18%	15%	-2%
- Fixed Networks	-38%	15%	-23%	33%	-60%	26%	-9%
Total Network Equipment	-29%	8%	2%	30%	-21%	15%	-2%
- Of which Network Rollout	-33%	-2%	10%	15%	-31%	13%	6%
Professional Services	-20%	-7%	8%	30%	-28%	22%	-4%
Other Operations	-39%	7%	-1%	27%	-23%	15%	1%
Less: Intersegment Sales	22%	-69%	159%	39%	-17%	37%	5%

Total	-30%	7%	2%	29%	-22%	16%	-2%

	2003				2004
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	-28%	-27%	-15%	1%	9%	20%	14%
- Mobile Networks	-31%	-30%	-17%	4%	19%	28%	20%
- Fixed Networks	-42%	-27%	-30%	-27%	-53%	-48%	-39%
Total Network Equipment	-32%	-29%	-18%	1%	12%	20%	15%
- Of which Network Rollout	-38%	-34%	-5%	-16%	-14%	-2%	-5%
Professional Services	-1%	-15%	2%	3%	-7%	22%	9%
Other Operations	-45%	-44%	-27%	-18%	4%	11%	13%
Less: Intersegment Sales	-32%	-82%	-29%	37%	-8%	308%	65%

Total	-30%	-28%	-16%	-1%	9%	18%	14%

	2003				2004
Year to Date	0303	0306	0309	0312	0403	0406	0409
Systems	23,961	49,185	75,092	108,666	26,092	56,472	86,099
- Mobile Networks	17,643	36,592	56,418	82,053	21,081	45,322	69,095
- Fixed Networks	1,898	4,075	5,745	7,965	896	2,025	3,052
Total Network Equipment	19,541	40,667	62,163	90,018	21,977	47,347	72,147
- Of which Network Rollout	2,577	5,109	7,900	11,113	2,205	4,695	7,343
Professional Services	4,420	8,518	12,929	18,648	4,115	9,125	13,952
Other Operations	2,363	4,897	7,405	10,579	2,449	5,255	8,083
Less: Intersegment Sales	-465	-610	-986	-1,507	-430	-1,021	-1,640

Total	25,859	53,472	81,511	117,738	28,111	60,706	92,542

	2003				2004
YTD year over year change	0303	0306	0309	0312	0403	0406	0409
Systems	-28%	-28%	-24%	-18%	9%	15%	15%
- Mobile Networks	-31%	-30%	-26%	-19%	19%	24%	22%
- Fixed Networks	-42%	-35%	-34%	-32%	-53%	-50%	-47%
Total Network Equipment	-32%	-31%	-27%	-20%	12%	16%	16%
- Of which Network Rollout	-38%	-36%	-28%	-25%	-14%	-8%	-7%
Professional Services	-1%	-9%	-5%	-3%	-7%	7%	8%
Other Operations	-45%	-45%	-40%	-35%	4%	7%	9%
Less: Intersegment Sales	-32%	-59%	-51%	-37%	-8%	67%	66%

Total	-30%	-29%	-25%	-19%	9%	14%	14%

OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES BY SEGMENT BY QUARTER

SEK million

OPERATING INCOME AND MARGIN

	20031)				2004
Year to date	0303	0306	0309	0312	0403	0406	0409
Systems	-1,487	-503	863	6,646	4,199	10,514	17,011
Phones	-500	-683	-483	-183	435	960	1,565
Other Operations	-483	-833	-710	-447	45	606	868
Unallocated2)	-318	-549	-779	-792	-165	169	20

Total	-2,788	-2,568	-1,109	5,224	4,514	12,249	19,464

	20031)				2004
As percentage of net sales	0303	0306	0309	0312	0403	0406	0409
Systems	-6%	-1%	1%	6%	16%	19%	20%
Phones3)	—	—	—	—	—	—	—
Other Operations	-20%	-17%	-10%	-4%	2%	12%	11%

Total	-11%	-5%	-1%	4%	16%	20%	21%

	20031)				2004
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	-1,487	984	1,366	5,783	4,199	6,315	6,497
Phones	-500	-183	200	300	435	525	605
Other Operations	-483	-350	123	263	45	561	262
Unallocated2)	-318	-231	-230	-13	-165	334	-149

Total	-2,788	220	1,459	6,333	4,514	7,735	7,215

		20031)				2004
As percentage of net sales	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Systems	-6%	4%	5%	17%	16%	21%	22%
Phones3)	—	—	—	—	—	—	—
Other Operations	-20%	-14%	5%	8%	2%	20%	9%

Total	-11%	1%	5%	17%	16%	24%	23%

1)	2003 figures are reported excluding restructuring costs.
2)	“Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses
3)	Calculation not applicable

NUMBER OF EMPLOYEES

	2003				2004
	0303	0306	0309	0312	0403	0406	0409
Systems	53,532	50,510	46,669	45,176	45,209	45,108	44,998
Other Operations	7,047	6,786	6,409	6,110	5,440	5,568	5,260
Unallocated	361	348	323	297	—	—	—

Total	60,940	57,644	53,401	51,583	50,649	50,676	50,258

	2003				2004
Change in percent	0303	0306	0309	0312	0403	0406	0409
Systems	-25%	-23%	-25%	-20%	-16%	-11%	-4%
Other Operations	-34%	-31%	-27%	-20%	-23%	-18%	-18%
Unallocated	-9%	-22%	-20%	-23%	—	—	—

Total	-26%	-24%	-26%	-20%	-17%	-12%	-6%

ORDERS BOOKED BY MARKET AREA BY QUARTER

SEK million

	20031)				20041)
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa*	14,081	14,425	14,140	11,521	17,836	17,749	15,846
North America	4,693	4,622	4,380	6,542	4,679	2,434	2,459
Latin America	2,621	1,669	2,245	2,547	3,700	4,587	4,460
Asia Pacific	5,665	7,632	7,363	8,854	6,799	8,342	6,201

Total	27,060	28,348	28,128	29,464	33,014	33,112	28,966

* Of which Sweden	1,406	1,190	967	854	964	1,317	977
* Of which EU	9,643	7,172	8,655	8,062	10,098	10,476	8,751

	20031)				20041)
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa*	-25%	2%	-2%	-19%	55%	0%	-11%
North America	-16%	-2%	-5%	49%	-28%	-48%	1%
Latin America	—	-36%	35%	13%	45%	24%	-3%
Asia Pacific	-12%	35%	-4%	20%	-23%	23%	-26%

Total	-12%	5%	-1%	5%	12%	0%	-13%

* Of which Sweden	6%	-15%	-19%	-12%	13%	37%	-26%
* Of which EU	0%	-25%	21%	-7%	25%	4%	-16%

	20031)				20041)
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa*	-28%	-18%	48%	-38%	27%	23%	12%
North America	-33%	-21%	-2%	18%	0%	-47%	-44%
Latin America	-46%	-50%	58%	—	41%	175%	99%
Asia Pacific	-46%	-9%	45%	38%	20%	9%	-16%

Total	-35%	-20%	37%	-4%	22%	17%	3%

* Of which Sweden	-42%	-53%	-28%	-36%	-31%	11%	1%
* Of which EU	-1%	-47%	110%	-24%	5%	46%	1%

	20031)				20041)
Year to date	0303	0306	0309	0312	0403	0406	0409
Europe, Middle East & Africa*	14,081	28,506	42,646	54,167	17,836	35,585	51,431
North America	4,693	9,315	13,695	20,237	4,679	7,113	9,572
Latin America	2,621	4,290	6,535	9,082	3,700	8,287	12,747
Asia Pacific	5,665	13,297	20,660	29,514	6,799	15,141	21,342

Total	27,060	55,408	83,536	113,000	33,014	66,126	95,092

* Of which Sweden	1,406	2,596	3,563	4,417	964	2,281	3,258
* Of which EU	9,643	16,815	25,470	33,532	10,098	20,574	29,325

	20031)				20041)
YTD year over year change	0303	0306	0309	0312	0403	0406	0409
Europe, Middle East & Africa*	-28%	-23%	-9%	-17%	27%	25%	21%
North America	-33%	-27%	-21%	-12%	0%	-24%	-30%
Latin America	-46%	-48%	-32%	-5%	41%	93%	95%
Asia Pacific	-46%	-30%	-14%	-3%	20%	14%	3%

Total	-35%	-28%	-14%	-12%	22%	19%	14%

* Of which Sweden	-42%	-47%	-43%	-42%	-31%	-12%	-9%
* Of which EU	-1%	-28%	-7%	-11%	5%	22%	15%

1)	“Of which EU”: Restated due to new members since April 1, 2004.

NET SALES BY MARKET AREA BY QUARTER

SEK million

	20031)				20041)
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa*	13,983	15,083	14,144	19,633	14,986	17,119	18,247
North America	3,940	4,217	4,271	5,199	4,404	4,939	3,328
Latin America	1,764	2,197	2,663	3,301	2,867	3,455	3,665
Asia Pacific	6,172	6,116	6,961	8,094	5,854	7,082	6,596

Total	25,859	27,613	28,039	36,227	28,111	32,595	31,836

* Of which Sweden	1,403	1,437	1,371	1,657	1,341	1,543	1,457
* Of which EU	8,584	8,847	8,488	12,224	8,167	10,144	10,053

	20031)				20041)
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa*	-32%	8%	-6%	39%	-24%	14%	7%
North America	-40%	7%	1%	22%	-15%	12%	-33%
Latin America	-26%	25%	21%	24%	-13%	21%	6%
Asia Pacific	-13%	-1%	14%	16%	-28%	21%	-7%

Total	-30%	7%	2%	29%	-22%	16%	-2%

* Of which Sweden	-32%	2%	-5%	21%	-19%	15%	-6%
* Of which EU	-36%	2%	-1%	43%	-33%	24%	-1%

	20031)				20041)
Year over year change	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Europe, Middle East & Africa*	-21%	-21%	-16%	-5%	7%	13%	29%
North America	-3%	-30%	-33%	-21%	12%	17%	-22%
Latin America	-59%	-29%	-7%	38%	63%	57%	38%
Asia Pacific	-44%	-41%	-7%	14%	-5%	16%	-5%

Total	-30%	-28%	-16%	-1%	9%	18%	14%

* Of which Sweden	-29%	-44%	-18%	-20%	-4%	7%	6%
* Of which EU	-27%	-27%	-14%	-8%	-5%	15%	18%

	20031)				20041)
Year to date	0303	0306	0309	0312	0403	0406	0409
Europe, Middle East & Africa*	13,983	29,066	43,210	62,843	14,986	32,105	50,352
North America	3,940	8,157	12,428	17,627	4,404	9,343	12,671
Latin America	1,764	3,961	6,624	9,925	2,867	6,322	9,987
Asia Pacific	6,172	12,288	19,249	27,343	5,854	12,936	19,532

Total	25,859	53,472	81,511	117,738	28,111	60,706	92,542

* Of which Sweden	1,403	2,840	4,211	5,868	1,341	2,884	4,341
* Of which EU	8,584	17,431	25,919	38,143	8,167	18,311	28,364

	20031)				20041)
YTD year over year change	0303	0306	0309	0312	0403	0406	0409
Europe, Middle East & Africa*	-21%	-21%	-19%	-15%	7%	10%	17%
North America	-3%	-20%	-25%	-24%	12%	15%	2%
Latin America	-59%	-47%	-36%	-22%	63%	60%	51%
Asia Pacific	-44%	-42%	-33%	-24%	-5%	5%	1%

Total	-30%	-29%	-25%	-19%	9%	14%	14%

* Of which Sweden	-29%	-38%	-32%	-29%	-4%	2%	3%
* Of which EU	-27%	-27%	-23%	-19%	-5%	5%	9%

1)	“Of which EU”: Restated due to new members since April 1, 2004.

EXTERNAL ORDERS BOOKED BY MARKET AREA BY SEGMENT

SEK million

Jan - Sep 2004	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	46,347	53%	5,084	76%	51,431	54%
North America	9,167	10%	405	6%	9,572	10%
Latin America	12,551	14%	196	3%	12,747	13%
Asia Pacific	20,306	23%	1,036	15%	21,342	23%

Total	88,371	100%	6,721	100%	95,092	100%

Share of Total	93%		7%		100%

Jan - Sep 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	37,857	49%	4,789	76%	42,646	51%
North America	13,215	17%	480	8%	13,695	16%
Latin America	6,372	8%	163	3%	6,535	8%
Asia Pacific	19,849	26%	811	13%	20,660	25%

Total	77,293	100%	6,243	100%	83,536	100%

Share of Total	93%		7%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	22%		6%		21%
North America	-31%		-16%		-30%
Latin America	97%		20%		95%
Asia Pacific	2%		28%		3%

Total	14%		8%		14%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Jan - Sep 2004	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	44,831	53%	5,521	74%	50,352	54%
North America	12,160	14%	511	7%	12,671	14%
Latin America	9,721	11%	266	4%	9,987	11%
Asia Pacific	18,455	22%	1,077	15%	19,532	21%

Total	85,167	100%	7,375	100%	92,542	100%

Share of Total	92%		8%		100%

Jan - Sep 2003	Systems	Share of Systems	Other	Share of Other	Total	Share of Total
Europe, Middle East & Africa	37,920	50%	5,290	77%	43,210	53%
North America	12,080	16%	348	5%	12,428	15%
Latin America	6,384	9%	240	4%	6,624	8%
Asia Pacific	18,311	25%	938	14%	19,249	24%

Total	74,695	100%	6,816	100%	81,511	100%

Share of Total	92%		8%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	18%		4%		17%
North America	1%		47%		2%
Latin America	52%		11%		51%
Asia Pacific	1%		15%		1%

Total	14%		8%		14%

TOP 10 MARKETS IN ORDERS AND SALES

Year to date - Jan-Sep 2004

Orders	Share of total orders	Sales	Share of total sales
China	9%	United States	12%
United States	9%	China	8%
Italy	8%	Italy	6%
Brazil	6%	Sweden	5%
Spain	5%	Spain	4%
Mexico	4%	Brazil	4%
India	4%	Mexico	4%
Russian Federation	4%	United Kingdom	3%
Sweden	3%	Russian Federation	3%
United Kingdom	3%	Germany	3%

CUSTOMER FINANCING RISK EXPOSURE

(SEK billion)	Sep 30 2003	Dec 31 2003	Mar 31 2004	Jun 30 2004	Sep 30 2004
On-balance-sheet credits	10.4	10.6	10.3	8.6	9.0
Off-balance-sheet credits	1.8	2.0	1.2	1.1	1.1

Total credits	12.2	12.6	11.5	9.7	10.1
Accrued interest	0.1	0.1	0.1	0.2	0.2
Less third party risk coverage	-0.5	-0.4	-0.4	-0.5	-0.5

Ericsson risk exposure	11.8	12.3	11.2	9.4	9.8

On-balance-sheet credits, net book value	4.3	4.0	3.9	3.0	3.4
Off-balance-sheet credits recorded as contingent liabilities	1.5	1.7	1.0	0.8	0.6
Financing commitments	6.7	6.1	3.7	3.0	2.7

TREND OF NET SALES AND OPERATING EXPENSES - ISOLATED QUARTERS

SEK million	2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Net sales	25,859	27,613	28,039	36,227	28,111	32,595	31,836

R&D and other technical expenses	-6,444	-5,855	-4,772	-6,121	-4,718	-4,700	-5,020
Selling expenses	-3,153	-2,667	-3,092	-3,053	-2,232	-2,243	-2,377
Administrative expenses	-1,808	-1,605	-1,765	-1,286	-1,710	-2,217	-1,388
Capitalization of development expenses, net	614	412	182	376	-74	-29	-133

Operating expenses	-10,791	-9,715	-9,447	-10,084	-8,734	-9,189	-8,918
Operating expenses as percentage of net sales	41.7%	35.2%	33.7%	27.8%	31.1%	28.2%	28.0%

Restructuring costs	-1,359	-2,296	-4,176	-3,145	—	—	—

Operating expenses incl. restructuring costs	-12,150	-12,011	-13,623	-13,229	-8,734	-9,189	-8,918

Items as % of net sales
R&D and other technical expenses	24.9%	21.2%	17.0%	16.9%	16.8%	14.4%	15.8%
Selling expenses	12.2%	9.7%	11.0%	8.4%	7.9%	6.9%	7.5%
G&A expenses	7.0%	5.8%	6.3%	3.5%	6.1%	6.8%	4.4%

Operating expenses, excluding capitalization of development	-11,405	-10,127	-9,629	-10,460	-8,660	-9,160	-8,785
- as percentage of net sales	44.1%	36.7%	34.3%	28.9%	30.8%	28.1%	27.6%

ERICSSON

OTHER INFORMATION

SEK million	Jul - Sep 2004	Jul - Sep 2003	Jan - Sep 2004	Jan - Sep 2003	Jan - Dec 2003
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	16,132	16,132	16,132	16,132
Number of treasury shares, end of period (million)	302	308	302	308	306
Number of shares outstanding, basic, end of period (million)	15,830	15,824	15,830	15,824	15,826
Numbers of shares outstanding, diluted, end of period (million)	15,861	15,841	15,861	15,841	15,844
Average number of tresury shares (million)	303	309	304	248	270
Average number of shares outstanding, basic (million)	15,830	15,823	15,828	15,822	15,823
Average number of shares outstanding, diluted (million)1)	15,860	15,839	15,859	15,838	15,841
Earnings per share, basic (SEK)	0.30	-0.25	0.82	-0.69	-0.69
Earnings per share, diluted (SEK)1)	0.30	-0.25	0.82	-0.69	-0.69

Ratios
Equity ratio, percent	—	—	40.9%	34.5%	34.4%
Capital turnover (times)	1.1	1.0	1.1	0.9	1.0
Accounts receivable turnover (times)	4.1	3.7	3.9	3.3	3.4
Inventory turnover (times)	4.3	5.9	4.8	5.7	6.1
Return on equity, percent	27.1%	-24.9%	26.2%	-21.8%	-16.2%
Return on capital employed, percent	29.1%	-11.2%	27.3%	-11.5%	-5.9%
Days Sales Outstanding	—	—	88	93	79
Payment readiness, end of period	—	—	82,023	71,362	75,309
Payment readiness, as percentage of sales	—	—	66.5%	65.7%	64.0%

Exchange rates used in the consolidation
SEK / EUR - average rate	—	—	9.16	9.16	9.14
- closing rate	—	—	9.07	8.96	9.07
SEK / USD - average rate	—	—	7.48	8.25	8.08
- closing rate	—	—	7.34	7.66	7.26

Other
Additions to tangible fixed assets	706	386	1,658	1,177	3,493[2] )
- Of which in Sweden	283	135	740	399	1,069[2] )

Additions to capitalized development expenses	330	458	792	1,731	2,358

Depreciation of tangible and other intangible assets	709	974	2,221	3,630	5,079
Goodwill amortization	145	496	347	1,709	1,941
Amortization of development expenses	463	276	1,028	523	775

Total depreciation and amortization of tangible / intangible assets	1,317	1,746	3,596	5,862	7,795

Orders booked	28,966	28,128	95,092	83,536	113,000
Export sales from Sweden	20,431	16,333	63,555	50,819	72,966

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Due to reassessments of the nature of leases, according to the present interpretation of Swedish GAAP/IFRS, financial leases of SEK 1.7 b. have been reflected in the balance sheet as tangible assets and long-term liabilities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: October 22, 2004